UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

Diodes Incorporated

(Exact name of registrant as specified in its charter)

Delaware	002-25577	95-2039518
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

4949 Hedgcoxe Road, Suite 200 Plano, Texas		75024
(Address of principal executive offices)		(Zip Code)

Brett R. Whitmire

(972) 987-3900

(Name and telephone number, including area code, of person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The disclosures required by this item are contained in Diodes Incorporated’s Conflict Minerals Report for the year ended December 31, 2023 filed as Exhibit 1.01 hereto and publicly available at https://www.diodes.com/assets/Quality-Reliability-Docs/Conflict-Mineral-Reports-Form-SD.pdf.

Item 1.02 Exhibit

Diodes Incorporated’s Conflict Minerals Report for the year ended December 31, 2023 is filed as Exhibit 1.01 hereto.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DIODES INCORPORATED		DATE: May 30, 2024

By	/s/ Brett R. Whitmire
BRETT R. WHITMIRE
Chief Financial Officer